UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 29, 2020, Husky Energy Inc. issued a press release announcing commissioning is complete at Liuhua 29-1. The press release is attached hereto as Exhibit “A”.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-236603) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: September 29, 2020		GENERAL COUNSEL & SECRETARY

Exhibit A

Calgary, Alberta September 29 , 2020

Husky Completes Commissioning At Liuhua 29-1

Husky Energy today announced commissioning is complete at the third field at the Liwan Gas Project offshore China.

As a result of strong cooperation between Husky and its long-time partner CNOOC, the seven-well Liuhua 29-1 project was completed safely, ahead of schedule and $100 million below budget despite the COVID-19 pandemic and associated global economic volatility. First gas is expected to be delivered to end users starting in early November.

“The startup of Liuhua 29-1 just two years after the project was sanctioned is a significant milestone for Husky and CNOOC,” said CEO Rob Peabody. “This third field will provide Husky with additional stability in funds from operations.”

The 29-1 field is tied into the existing infrastructure at Liwan, which includes the Liwan 3-1 and Liuhua 34-2 fields within Block 29/26, approximately 300 kilometres southeast of the Hong Kong Special Administrative Region.

In total, the Liwan Gas Project is expected to deliver around $950 million in funds from operations in 2021, Husky working interest. The Liuhua 29-1 field alone is expected to generate $1.3 billion in funds from operations for Husky over the next decade.

The new production will also provide a clean-burning source of energy to the growing market in southern China, and moves Husky closer to its 25% greenhouse gas intensity reduction target.

Year to date in 2020, total production from the two producing fields at Liwan is approximately 390 million cubic feet per day (mmcf/day) of natural gas and 16,000 barrels per day (bbls/day) of associated liquids. Total production in 2021 is expected to be 450 mmcf/day and 17,500 bbls/day of liquids.

Husky has a productive and longstanding relationship with its partner CNOOC in the Asia Pacific region, with a considerable track record for executing large projects on time and within budget starting with the successful Wenchang offshore oil project in the South China Sea, which began production in 2002.

Investor and Media Inquiries:

Leo Villegas, Senior Manager, Investor Relations

403-513-7817

Kim Guttormson, Manager, Communication Services

403-298-7088

FORWARD-LOOKING STATEMENTS

Certain statements in this news release, including “financial outlook”, are forward-looking statements and information (collectively, “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”,

“intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “scheduled” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to: the expected timing of delivery of first gas from Liuhua 29-1 to end users; expected funds from operations from the Liwan Gas Project in 2021; expected funds from operations from Liuhua 29-1 over the next decade; the Company’s greenhouse gas intensity reduction target; and expected total production in 2021 from the two producing fields at Liwan.

There are numerous uncertainties inherent in projecting future rates of production. The total amount or timing of actual future production may vary from production estimates.

Certain of the information in this news release is “financial outlook” within the meaning of applicable securities laws. The purpose of this financial outlook is to provide readers with disclosure regarding the Company’s reasonable expectations as to the anticipated results of its proposed business activities. Readers are cautioned that this financial outlook may not be appropriate for other purposes.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate, including production rates and sales prices from Liuhua 29-1 over the next decade and assumptions regarding the Company’s successful implementation of measures to reduce emissions. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources, including third-party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

The Company’s Annual Information Form for the year ended December 31, 2019, Management’s Discussion and Analysis for the three and six months ended June 30, 2020 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe some of the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

NON-GAAP MEASURES

This news release contains references to the term “funds from operations”. Funds from operations is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Funds from operations is presented in the Company’s financial reports to assist management and investors in analyzing operating performance of the Company in the stated period. Funds from operations equals cash flow – operating activities excluding change in non-cash working capital.

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DISCLOSURE OF OIL AND GAS INFORMATION

Unless otherwise indicated, projected and historical production volumes provided are gross, which represents the total or the Company’s working interest share, as applicable, before deduction of royalties.

References in this press release to production of natural gas are to the product type “conventional natural gas” and references to production of associated liquids are to the product type “natural gas liquids”.

All currency is expressed in Canadian dollars unless otherwise indicated.

3  HUSKY ENERGY INC.